[Sidley Austin LLP Letterhead]

July 17, 2007

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michele M. Anderson
Legal Branch Chief

Re:	Metavante Holding Company
Amendment No. 1 to Registration Statement on Form S-4
Filed July 17, 2007
File No. 333-143143

New M&I Corporation
Amendment No. 1 to Registration Statement on Form 10
Filed July 17, 2007
File No. 001-33488

Ladies and Gentlemen:

On behalf of Metavante Holding Company (“New Metavante”) and New M&I Corporation (“New Marshall & Ilsley” and together with New Metavante, the “Companies”), each currently a wholly-owned subsidiary of Marshall & Ilsley Corporation (“Marshall & Ilsley”), we are writing in response to the comments contained in the Staff’s comment letter dated June 22, 2007 (the “Comment Letter”) with respect to New Metavante’s Registration Statement on Form S-4, File No. 333-143143 (the “Form S-4”), the proxy statement/prospectus—information statement included therein (the “Proxy Statement/Prospectus—Information Statement”) and New Marshall & Ilsley’s Registration Statement on Form 10, File No. 001-33488 (the “Form 10”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Proxy Statement/Prospectus—Information Statement.

On the date hereof, New Metavante has filed Amendment No. 1 to the Form S-4 and New Marshall & Ilsley has filed Amendment No. 1 to the Form 10 with the Securities and Exchange Commission (the “SEC”), incorporating the revisions described herein. For the convenience of the Staff’s review, the Companies have set forth the text of the comments contained in the Comment Letter followed in each case by the response of the Companies.

Cover Page/Letter to Marshall & Ilsley Shareholders

1.	We remind you to limit your cover page to one page and to limit your disclosure here to the information required by Item 501 and information that is otherwise key to a voting and investment decision. In this regard, please revise the first and second paragraphs to

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describe the transaction in clear, plain English, rather than focusing on the existence of merger subs and the mechanics of the transaction.

You might consider including disclosure akin to the presentation under “Overview” on page 59.

RESPONSE: The Companies have revised the cover page of the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment.

2.	Disclose that you cannot predict the market value of the new Marshall & Ilsley common stock or the new Metavante common stock and that the aggregate market value of the shares of common stock may be less than the current market value of Marshall & Ilsley common stock.

RESPONSE: The Companies have revised the cover page of the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information.

Summary, page 1

3.	Please revise this section to focus on the most material terms of the transactions. In particular, revise to provide a brief discussion of the relative sizes of Metavante and Marshall & Ilsley by, for example, disclosing Metavante’s net income as a percentage of Marshall & Ilsley’s net income for the fiscal year ended December 31, 2006 and for the three months ended March 31, 2007. Furthermore, briefly describe the restrictions on WPM, L.P.’s ability to dispose of shares of New Metavante acquired in connection with the transactions, as well as certain exceptions to those restrictions (such as WPM’s ability to dispose of shares if the transaction is approved by a majority of independent directors who are not designees of WPM).

RESPONSE: The Companies have revised the summary section of the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 1 through 19 generally, and, in particular, pages 2, 7 and 8.

4.	Disclose the number of shares of New Metavante stock that you estimate will be issued to the Investor in connection with the transactions.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See page 4.

“The Transactions,” page 4

5.	Clarify that $290 million of Metavante’s excess cash will be distributed to New Marshall & Ilsley as part of the $1.665 billion cash distribution.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to clarify that a portion of the $1.665

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billion cash contribution to be made to New Marshall & Ilsley will be funded from Metavante’s excess cash and that it is expected that $290 million of Metavante’s excess cash will be used for this purpose. See page 4.

“No Taxable gain or Loss Will Generally Be Recognized....,” page 7

6.	Please remove the use of the word “generally” from the title of this subsection. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, you may use the word “should” to make it clear that the anticipated tax treatment is subject to a degree of uncertainty, but then you must explain why you cannot state what the tax consequences “will” be and describe the degree of uncertainty.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to clarify that no gain or loss will be recognized by Marshall & Ilsley shareholders except with respect to cash received in lieu of fractional shares. See page 6.

7.	We also note your disclosure that “Assuming the Holding Company Merger and the New Marshall & Ilsley Share Distribution Constitute Tax Free Transactions Under the Internal Revenue Code” and “Assuming that the transactions qualify under the provisions of the Internal Revenue Code.” It is inappropriate to assume any legal conclusions underlying the IRS rulings and the tax opinion.

Instead, the IRS revenue rulings and the opinion of Sidley Austin LLP are required to opine on the material tax consequences of the transactions. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transactions and clearly state whether the transactions are tax-free under Section 355, whether the transactions qualify as a tax-free reorganization within the meaning of Section 368(a), etc., and the resulting tax treatment.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to clarify that the disclosure contained in the Proxy Statement/Prospectus—Information Statement is based on certain conditions to the consummation of the transactions set forth in the investment agreement being satisfied and not waived and to delete the references to assumptions as to the treatment of the transactions under the Internal Revenue Code. See pages 6 and 7. The Companies also note their response to comment 37 as it relates to resolicitation of shareholder approval of the transactions if a material tax condition is waived by a party to the investment agreement.

“Completion of the Transactions Is Subject to the Satisfaction or Waiver…,” page 8

8.	Disclose here whether it is the Marshall & Ilsley board’s intent to resolicit stockholder approval of the transactions if either party waives material conditions. We generally believe that recirculation and resolicitation is required when companies waive material conditions and such changes in the terms of the transaction render the disclosure previously provided to shareholders materially misleading.

July 17, 2007

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 9. The Companies also supplementally inform the Staff that it is the intent of Marshall & Ilsley to resolicit shareholder approval of the transactions if either party waives a condition which Marshall & Ilsley deems to be material.

“Debt Financing,” page 11

9.	Revise the first sentence to state that New Metavante will use all of the proceeds from the sale of stock to the Investor and the term loan to repay debt owed to Marshall & Ilsley and contribute the $1.665 billion in cash, or advise us why that is not the case.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to clarify that all of the proceeds of the investment by Investor and the $1.75 billion of indebtedness to be incurred by New Metavante and/or one or more of its subsidiaries pursuant to a term loan will be used to repay indebtedness owed by Metavante to Marshall & Ilsley, to fund the contribution of $1.665 billion in cash to New Marshall & Ilsley and to pay expenses relating to the transactions. See pages 10 and 11.

“Valuation Letter of Financial Advisor....,” page 12

10.	Disclose the amounts of fees paid and payable to JPMorgan and its affiliates in connection with committing to providing financing to the parties and advising the Marshall & Ilsley board (including the “$10 million transaction fee [payable] upon completion of the transactions” (page 72)). Also revise the related disclosure on page 80 to provide quantified disclosure of the compensation that JPMorgan received for all services provided to Marshall & Ilsley and its affiliates during the past two years in accordance with Item 1015(b)(4) of Regulation M-A, including the fees payable in connection with committing to providing financing for the current transactions. Also revise the disclosure on page 80 to disclose whether JPMorgan provided services to Warburg Pincus and its affiliates during the past two years and, if so, quantify the fees paid for such services.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the first and second sentences of the Staff’s comment by providing the requested disclosure. See pages 12, 85 and 86.

In response to the third sentence of the Staff’s comment, the Companies note that the Proxy Statement/Prospectus—Information Statement already discloses (page 86) that JPMorgan and its affiliates have in the past, and may in the future, perform commercial and investment banking services for Warburg Pincus and its portfolio companies. However, the Companies do not believe that disclosure with respect to services provided to, and compensation received from, Warburg Pincus and its affiliates is required in the Proxy Statement/Prospectus—Information Statement. By reference to Item 9(b) of Schedule 13E-3, Item 4(b) of Form S-4 requires the Companies to furnish the information required by Item 1015(b) of Regulation M-A regarding reports, opinions or appraisals it

July 17, 2007

received from JPMorgan. Item 1015(b)(4) of Regulation M-A requires that the Companies describe any material relationship during the past two years between (a) the outside party (i.e., JPMorgan) and (b) the subject company or its affiliates (i.e., Marshall & Ilsley) and any compensation received as a result of such relationship. Item 1000(f) of Regulation M-A defines the “subject company” as the company or entity whose securities are sought to be acquired in the transaction or that is otherwise subject to the transaction. The Companies respectfully submit that Warburg Pincus does not fall within the definition of the “subject company.”

Summary Unaudited Condensed Pro Forma Consolidated Financial Information of New Marshall & Ilsley, page 24

11.	Please disclose the non-recurring charges amount of $33.5 million. We note your disclosure on page 210.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See page 24.

12.	Please present the unaudited pro forma consolidated income statement information for 2005 and 2004. We note your presentation on pages 213 and 214.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See page 24.

Summary Unaudited Condensed Pro Forma Consolidated Financial Information of New Metavante, page 27

13.	We note the non-recurring charges amount of $14.5 million that has been excluded from your pro forma condensed consolidated statements of income. Please revise to clarify that such amounts have been reflected in your pro forma condensed consolidated balance sheets. We note your disclosure on page 296.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 27.

Risk Factors, page 32

Risks Relating to Metavante and New Metavante, page 42

“New Metavante’s accounting and other management systems…”, page 43

14.	Indicate when New Metavante will be required to comply with Section 404 of the Sarbanes-Oxley Act.

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RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See page 43.

“Debt incurred in connection with the transactions…”, page 44

15.	Disclose here, as you do elsewhere in the document, that the entirety of the proceeds you receive from the $1.75 billion debt will be depleted after you pay Marshall & Ilsley a $1.66 billion cash dividend and $982 million of debt owed to Marshall & Ilsley.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to clarify that all of the proceeds of the $1.75 billion of indebtedness to be incurred by New Metavante and/or one or more of its subsidiaries will be used to repay indebtedness owed by Metavante to Marshall & Ilsley, to fund the contribution of $1.665 billion in cash to New Marshall & Ilsley and to pay expenses relating to the transactions. See page 44.

16.	Quantify the “substantial portion” of New Metavante’s cash flows that will be used to pay principal and interest on its debt. Also disclose the pro forma ratios of indebtedness to total capital and earnings to fixed charges.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See pages 44 and 45.

Metavante’s intercompany agreements with New Marshall & Ilsley…, page 51

17.	Please tell us why the pro forma financial statements on pages 209, 211, 299 and 301 do not give effect to these agreements. We note your disclosure on page 296.

RESPONSE: Based on Article 11, Rule 11-02(6) of Regulation S-X, these intercompany agreements are not directly attributable to the transactions and therefore have not been reflected in the pro forma financial statements. The Companies supplementally inform the Staff that the business terms set forth in the intercompany agreements were agreed upon in December 2006. While management of the Companies anticipated the possibility of a separation, the agreements are independent of the transactions and document ongoing business relationships between the parties. The written agreements have been executed and became effective on July 1, 2007 and are not contingent upon the completion of the transactions. Similar, yet in some cases more informal, agreements have existed between the Companies in the past. The Companies have revised the Proxy Statement/Prospectus-Information Statement in accordance with the foregoing. See page 52.

The Marshall & Ilsley Special Meeting of Shareholders, page 55

18.	Please provide us with the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet.

July 17, 2007

RESPONSE: The Companies supplementally inform the Staff that, as disclosed in the discussion under “Additional Information” on the inside cover of the Proxy Statement/Prospectus – Information Statement, the web address http://www.continentalstock.com is the website shareholders of record will be able to use to vote via the Internet. Each individual shareholder of record will be provided with a specific Company Number, Proxy Number and Account Number and Proxy Card that will accompany the Proxy Statement. Attached hereto as Annex A are copies of the draft screens that shareholders of record will use to vote their shares of common stock of Marshall & Ilsley through Internet voting. If the Staff has further questions after reviewing Annex A, the Companies will arrange for the Staff to be provided with the Company Number and a test Proxy Number and Account Number.

The Transactions, page 58

19.	Under “Timing and Structure of the Transactions,” briefly explain the purpose of the conversion of Marshall & Ilsley to a limited liability company.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See page 62.

Background of the Transactions, page 66

20.	Please expand your discussion of the parties’ negotiation of key aspects of the proposed deal, including, but not limited to, the following:

•	the allocation of assets between Metavante and Marshall & Ilsley;

•	the extent to which Marshall & Ilsley would be de-leveraged;

•	the extent to which Metavante would incur a significant amount of indebtedness to finance a dividend to Marshall & Ilsley and the repayment of debt Metavante owed to Marshall & Ilsley;

•	how the parties arrived at the $1.665 billion amount Metavante will contribute to Marshall & Ilsley; and

•	how and why the parties determined that there would be no minimum working capital requirement for Metavante and instead distribute its excess cash to Marshall & Ilsley.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus – Information Statement in response to the Staff’s comment. See pages 68 through 74.

21.

The Background section contains multiple references to presentations or analyses provided by JPMorgan relating to a potential transaction with Warburg Pincus, beginning with its presentation on January 23, 2007. Advise us why each of these presentations do not constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and

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Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.

RESPONSE: The Companies supplementally inform the Staff that they believe that none of the presentations or analyses provided by JPMorgan prior to April 3, 2007 constitutes a “report, opinion or appraisal materially related to the transaction” within the meaning of Item 4(b) of Form S-4. Copies of these materials are being provided to the Staff supplementally in response to Comment 31. As the Staff will note upon review of these materials, these materials generally consist of: summaries of the various Warburg Pincus proposals as revised over the course of the negotiations; comparisons of the Warburg Pincus proposals to other alternatives that the Marshall & Ilsley board had considered at various times in the past; and preliminary analyses of the Warburg Pincus proposals to assist Marshall & Ilsley in its negotiations with Warburg Pincus. The preliminary analyses performed in February to assist Marshall & Ilsley in its decision whether to proceed with negotiations with Warburg Pincus use the same analytical methodologies and generally the same metrics as the final analyses prepared by JP Morgan in April in connection with rendering its valuation letter. However, the final analyses reflect several developments over the intervening months, including the announcement of a strategic agreement between Metavante and TEMENOS Group on March 14, 2007 that will require significant upfront capital expenditures by Metavante in 2007, as well as changing market multiples and a refinement in Metavante’s growth rate estimations.

The Companies do not believe that disclosure of such earlier preliminary analyses would provide useful information to shareholders since the earlier analyses were, among other things, based on preliminary financial information that is now outdated and accordingly, to avoid investor confusion, the Companies have revised the references to an earlier valuation presentation. The Companies note, however, that the enterprise value assumed by the Warburg Pincus proposal is solidly within the valuation ranges shown in JP Morgan’s preliminary as well as final analyses.

22.	Please elaborate as to why the various strategic alternatives considered by the board and Metavante Acquisition Review Committee through fall of 2006 were ultimately rejected.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See page 69.

23.	Clarify how the three potential strategic partners were selected.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See page 69.

24.	Disclose the categories of financial information made available to Warburg Pincus in July 2006.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to clarify that the referenced financial

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information was provided to Warburg Pincus in October 2006 and to describe such financial information. See pages 69 and 70.

25.	Please note that disclosure of financial forecasts prepared by management may be required if the forecasts were provided to a third-party. Accordingly, please disclose all projections that each of Marshall & Ilsley and Metavante provided to Warburg Pincus, or advise us why they are not material.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the key business plan information of Metavante relating to 2007 included in the business plan provided by Metavante to Warburg Pincus in February 2007. See pages 79 and 80. The Companies supplementally inform the Staff that business plan information of Metavante relating to 2007 was previously provided by Metavante to Warburg Pincus in October 2006. The Companies have not included such information in the Proxy Statement/Prospectus—Information Statement because it was preliminary in nature and was superseded by the business plan provided to Warburg Pincus in February 2007. In addition, the Metavante business plan provided to Warburg Pincus in February 2007 contained limited business plan information relating to 2008; however, this information was preliminary in nature and reflected high end and low end estimates based on hypothetical assumptions. With the passage of time, it is now clear that the assumptions underlying the 2008 business plan information, including the continued operation of Metavante as a subsidiary of Marshall & Ilsley, are not valid. The Companies have not included this 2008 information in the Proxy Statement/Prospectus—Information Statement because this information was speculative in nature and would not be meaningful to investors given the changes affecting the underlying assumptions. Disclosure of the 2008 business plan information would be potentially misleading to investors, who might rely on such information as an overly optimistic forecast of the future financial performance of New Metavante, even if such disclosure contained detailed disclaimers.

26.	If material, please disclose the nature of the information exchanged during the conversation between Mr. Coulter and Mr. Kuester in early January 2007. Similarly describe the information and terms discussed between representatives of Marshall & Ilsley and Warburg Pincus on January 29, 2007.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See page 70.

27.	Your last reference to the enterprise valuation of Warburg Pincus’ proposal appears in the first full paragraph on page 69 ($4.25 billion). Clarify whether the same enterprise valuation applied to Warburg Pincus’ final agreement to pay $625 million for 25% of the shares of Metavante.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See page 72.

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28.	Expand the description of the various merits and risks of seeking alternative proposals appearing in the second full paragraph on page 69. For example, clarify what was discussed regarding the probability of receiving offers above and below the revised Warburg Pincus proposal and the financial impact of potential higher offers.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See pages 71 and 72.

Marshall & Ilsley’s Reasons for the Transactions; Recommendation of the Marshall & Ilsley Board, page 71

29.	For each of the factors discussed in this section, clarify whether the board believed the factor weighed in favor of or against the proposed transactions. Furthermore, revise to provide more details about the board’s views with respect to each factor. For example, disclose the “benefits [to Metavante] of a significant equity investment from Warburg Pincus” (page 72) and the “strategic contributions” (page 73) Warburg Pincus has made to other companies, clarifying why the board believed those contributions suggested that similar benefits would arise from Warburg Pincus’ investment in New Metavante. As other examples, summarize the basis for the board’s belief that New Metavante’s debt level “should not preclude” (page 73) its ability to pursue future acquisitions and address what the board concluded regarding the impact of the separation of Metavante on Marshall & Ilsley (page 74). You should delve into the specific features of each factor and summarize why each factor weighed in favor of or against approval of the proposed transactions.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus – Information Statement in response to the Staff’s comment to clarify which factors weighed in favor of or against the transactions and to provide the other requested information. See pages 74 through 79 and particularly pages 75, 76 and 78.

30.	Revise “Provides Both Companies with Access to Dedicated Sources of Capital...” to clarify Metavante’s sources of capital after the closing of the transactions. In this regard, also address what consideration the board gave to:

•	the restrictions that will be placed on New Metavante’s ability to incur additional debt and issue additional equity;

•	the distribution of Metavante’s excess cash to New Marshall & Ilsley; and

•	the fact that New Metavante will not retain any of the proceeds from the sale of stock to the Investor and the term loan.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 74.

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Valuation Letter of Financial Advisor to the Marshall & Ilsley Board, page 75

31.	Provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Marshall & Ilsley’s financial advisor in connection with rendering its opinion and advice throughout the negotiation process. We may have further comment upon receipt of these materials. Also provide us with copies of the engagement letter.

RESPONSE: In response to the Staff’s comment, all written presentations prepared by JPMorgan and the engagement letter between Marshall & Ilsley and JPMorgan, dated April 2, 2007 are being provided to the Staff under separate cover by Simpson Thacher & Bartlett LLP, counsel for JPMorgan, in paper format pursuant to Rule 101(c)(2) of Regulation S-T and on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, counsel for JPMorgan has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for JPMorgan also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

32.	To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisors did and how the analyses and conclusions are relevant to stockholders. Also describe the purpose of each analysis. Describe why the particular analyses were used and then why particular measures or methodologies were chosen for each analysis.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 82 through 85.

33.	Clarify how JPMorgan derived the range of enterprise values of Metavante and the range of implied values of the WPM Investment from the methodologies presented on pages 77 to 79. For instance, did it calculate the average of the different valuations considered, or did it apply differing weights to the valuations?

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 85.

34.	Expand your explanation of how JPMorgan calculated the ranges of multiples referenced in the Comparable Company Trading Multiple Analysis and the Precedent Transaction Multiples Analysis. Also revise the discussion of the Discounted Cash Flow Analysis to describe in greater detail the analysis of Metavante’s WACC and the basis for using perpetuity growth rates ranging from 3.5% to 4.0%.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 83 and 85.

35.

The staff notes that JPMorgan’s valuation opinion attached as Annex F states that its opinion is “solely for the benefit of the Board of Directors of the Company” and “not on behalf of, and shall not confer rights or remedies upon any shareholder, creditor or any

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other person other than the Board of Directors of the Company or be used or relied upon for any other purpose.” These limitations appear to limit reliance by investors on this opinion. We view these limitations as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete these limitations or disclose the basis for JPMorgan’s belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

RESPONSE: JPMorgan has revised the valuation letter attached to the Proxy Statement/Prospectus—Information Statement as Annex F in response to the Staff’s comment.

Interests of Certain Persons in the Transactions, page 81

36.	Please quantify (in dollar terms) the benefit that each person listed in the tables on pages 83 through 85 will receive as a result of their interests in the merger. Present this quantified information on both an aggregate and an individual basis. For example, disclose the amount of the potential payout of deferred compensation benefits.

RESPONSE: The Companies note that the only benefits to be received by the persons listed in the referenced tables relate to an incremental equity award to ongoing employees and directors of New Marshall & Ilsley in the form of restricted shares of New Marshall & Ilsley common stock and awards of options to purchase New Metavante common stock to certain executive officers of New Metavante. The restricted share and option awards are subject to the closing of the transactions. The restricted shares will be awarded on the last business day preceding the effective date of the transactions. The option awards to New Metavante executives are expected to be made on or shortly after the closing date of the transactions. Participants must be active employees or directors on the date of award in order to receive these grants. The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to describe the incremental awards and setting forth the number of shares of restricted stock or options to be granted to each participant and the estimated value of the awards on individual and aggregate bases. See pages 89 through 96. The value of the restricted shares was based on the closing price of Marshall & Ilsley common stock on June 29, 2007 ($47.63). The value of the option awards to New Metavante executives was based on the assumptions set forth on page 92, using the Black-Scholes valuation model. In addition, the Companies have revised the Proxy Statement/Prospectus—Information Statement to clarify that no distributions to participants will be made in connection with the treatment of the account balances held by Metavante and New Metavante employees in the Deferred Compensation Plans after the closing date. See page 93.

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Material U.S. Federal Income Tax Consequences..., page 90

37.	You state in “Conditions to the Completion of the Transactions” (page 109) that receipt of the tax opinions and the IRS rulings are conditions that can by waived by the parties. In your response letter, please confirm that you intend to recirculate and resolicit if there is a material change in tax consequences and the conditions are waived. Please also note our position that an executed tax opinion and a final IRS revenue ruling (offered in lieu of an opinion of counsel) must still be filed prior to effectiveness, regardless of your undertaking to resolicit.

RESPONSE: The Companies supplementally inform the Staff that it is the intent of the Marshall & Ilsley board to recirculate and resolicit stockholder approval of the transaction if either party waives a tax condition which is deemed by Marshall & Ilsley to be material. The Companies intend to file an executed tax opinion covering the tax consequences disclosed in the Proxy Statement/Prospectus—Information Statement under the heading “Material U.S. Federal Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions.”

38.	The tax consequences of the Holding Company merger, Marshall & Ilsley LLC conversion, Marshall & Ilsley contribution, and New Marshall & Ilsley share distribution appear to be material. Please advise whether you intend on securing a separate opinion of counsel pertaining to the material tax consequences of each of those transactions, as required by Item 601(b)(8) of Regulation S-K. If you intend to satisfy this requirement by filing an IRS revenue ruling that addresses all of the material tax consequences of the transactions, please note that you must file each IRS revenue ruling as an exhibit to your registration statement.

RESPONSE: The Companies intend to file an executed tax opinion covering the tax consequences disclosed in the Proxy Statement/Prospectus—Information Statement under the heading “Material U.S. Federal Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions.”

39.	The IRS revenue rulings and the opinion of Sidley Austin LLP are required to opine on the material tax consequences of the transactions. Therefore, please remove the assumptions as to the receipt of private letter rulings from the IRS, the continued validity of the private letter rulings, and the correctness of counsel’s opinion, which assumptions appear to modify the required conclusions as to the material tax consequences of the transactions.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus — Information Statement in response to the Staff’s comment to remove the cited assumptions. In lieu of such assumptions, the discussion under the heading “Material U.S. Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions” has been revised to disclose that such discussion is conditioned upon the conditions of the parties to the consummation of the transaction being satisfied and not waived. See pages 100 and 101.

July 17, 2007

The New Marshall & Ilsley Share Distribution, page 91

40.	It appears you intend the discussion of certain material aspects of the tax consequences of the New Marshall & Ilsley share distribution to be the opinion of Sidley Austin LLP. If so, please revise to clearly state that this is counsel’s opinion, or alternatively, advise us whether you intend to obtain and file long-form tax opinions.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to state that the referenced discussion is an opinion of Sidley Austin LLP. See page 100.

41.	Specify the “certain requirements for tax free treatment under Section 355” upon which Sidley Austin LLP will opine.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 101.

The Investment Agreement, page 94

Valuation Firm Opinions, page 105

42.	We note the merger is conditioned upon receipt of capital adequacy and solvency opinions from American Appraisal Associates, Inc. File the consent of American Appraisal Associates, Inc. and confirm in your response letter that the opinions will be filed as exhibits to the registration statement in a post-effective amendment at closing.

RESPONSE: The Companies have filed the consent of American Appraisal, Inc. as Exhibit 99.8 to the Form S-4. The Companies supplementally inform the Staff that the capital adequacy and solvency opinions of American Appraisal Associates, Inc. will be filed in a post-effective amendment to the Form S-4 after they are delivered.

Representations and Warranties, page 106

43.	We note your disclosure in the second full paragraph on page 108 that the representations and warranties “may or may not have been accurate as of the date they were made and do not purport to be accurate as of the date of this proxy statement/prospectus-information statement.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contract provisions are required to make the statements included in the proxy statement/prospectus-information statement not misleading.

RESPONSE: The Companies note the Staff’s comment.

44.

You state in the same paragraph that the representations are “qualified by certain information that Marshall & Ilsley has filed with the SEC....” Since the investment agreement was filed as an exhibit to a publicly-filed document, please revise to remove

July 17, 2007

the implication that the investment agreement and the summary thereof do not constitute public disclosure.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to clarify that certain representations of Marshall & Ilsley contained in the investment agreement were qualified by the disclosure of information by Marshall & Ilsley in its SEC filings. See page 118.

Restrictions on Resales by Affiliates, page 114

45.	In your response to this comment letter, please clarify whether the registration statement includes the shares that will be issued to WPM, LP., upon conversion of its New Metavante Class A common stock.

RESPONSE: The Companies supplementally inform the Staff that the Form S-4 does not include the shares that will be issued to WPM, L.P. upon the conversion of its New Metavante Class A common stock.

Additional Agreements Relating to the Transactions, page 128

46.	Revise this section, as well as your summary of the lock-up restrictions we have requested you discuss in your summary section, to disclose that after the two-year period has expired, there will be no restrictions on Warburg Pincus’ ability to dispose of its New Metavante shares.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See pages 8 and 139.

Anticipated Terms of Financing, page 133

Debt Financing, page 133

47.	Please file all agreements governing the credit facilities discussed on pages 133 through 135 as exhibits to the registration statement, including, but not limited to, the commitment letters entered into with each of the “committed financing parties.”

RESPONSE: The Companies have filed the commitment letter relating to the credit facilities as Exhibit 99.7 to the Form S-4 in response to the Staff’s comment.

Selected Historical Consolidated Financial Information of Marshall & Ilsley (Accounting Predecessor of New Marshall & Ilsley), page 143

48.	Please present the pro forma consolidated balance sheet information for March 31, 2007 and the pro forma consolidated income statement information for 2006, 2005 and 2004.

July 17, 2007

RESPONSE: The Companies believe that the presentation of pro forma financial information in proximity to the selected historical financial information of Marshall & Ilsley would not be helpful to investors; however, per the discussion between the Companies and the Staff, the Companies have revised the Proxy Statement/Prospectus—Information Statement to increase the prominence of the cross-reference to the pro forma financial information in the discussion under the heading “Selected Historical Consolidated Financial Information of Marshall & Ilsley (Accounting Predecessor of New Marshall & Ilsley).” See page 154.

Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Marshall & Ilsley, page 206

Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley, pages 209, 211, 213 and 214

49.	Please refer to the Historical Consolidated Metavante column and footnote (1). Provide tabular information to reconcile the amounts in the financial statements of Metavante on pages F-89, F-90, F-100 and F-101 to the amounts included in the Historical Consolidated Metavante column.

RESPONSE: For the reasons set forth below, the Companies believe that a reconciliation of the pro forma financial statements of Marshall & Ilsley to the historical consolidated financial statements of Metavante would be difficult for investors to understand and would not provide useful information to investors. The Companies note that the presentation of financial statements for bank holding companies (Regulation S-X Article 9 (Bank Holding Companies)) is significantly different than the presentation of financial statements of technology companies (Regulation S-X Article 5 (Commercial and Industrial Companies)).

Metavante presents a classified balance sheet. Marshall & Ilsley does not. Many of the reconciling items would simply be the result of conforming different balance sheet formats. In addition, there are intercompany cash and deposits, intercompany receivables and payables and intercompany debt that are added due to the de-consolidation.

Metavante classifies and presents its expenses in two major categories that are functional in nature: (1) cost of processing and services, and (2) selling general and administrative. Marshall & Ilsley classifies and presents its expenses by type of expense. Each type of expense (salaries and benefits expense for example) is a component of Metavante’s two major categories of reported expenses. Many of the reconciling items would simply be the result of conforming different income statement formats.

Metavante provides data processing and various other services to Marshall & Ilsley and its affiliates. Marshall & Ilsley and its affiliates provide banking and various other services to Metavante. As a result there are numerous transactions that give rise to intercompany receivables and payables and intercompany interest, income and expense.

The Companies believe that the effect of the reduction in intangible assets and equity and the removal of Metavante’s net income from Marshall & Ilsley together with the

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adjustments are the most important factors to consider when assessing the impact on New Marshall & Ilsley. The reduction in intangible assets and equity and the removal of Metavante’s net income are individually directly traceable from the financial statements of Metavante to the amounts included in the historical consolidated Metavante column in the pro forma financial statements. In addition, certain other items are directly traceable (premises and equipment, pre-tax income, the income tax provision) between the two presentations.

The combination of the differences in financial statement presentation and the intercompany transactions would result in tabular information to reconcile the amounts in the financial statements of Metavante to the amounts included in the historical consolidated Metavante column that is very voluminous and would require numerous and detailed footnote explanations. Many of the reconciling items would be the result of conforming and reformatting financial information due to the differences in financial statement presentation. Such information may be difficult for investors to understand and the Companies do not believe that such information will be useful to investors.

Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Marshall & Ilsley, page 208

50.	Please delete this pro forma consolidated balance sheet as of December 31, 2006.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 218.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Metavante, page 274

Overview, page 274

51.	The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that arc reasonably likely to have a material effect on financial condition or operating performance. Please consider expanding your discussion of any known trends or uncertainties that could materially affect your results of operations in the future, such as:

•

your history of growing revenues through acquisitions, and the impact that your additional indebtedness, restrictive covenants, and restrictions on issuing additional equity will have on your future ability to grow your revenues through acquisitions;

•	whether you anticipate long-term interest rates to rise, based on current trends, and what effect rising interest rates will have on your ability to repay your outstanding debt;

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•

the financial impact of the costs you expect to incur as a result of operating as an independent company separate from Marshall & Ilsley, such as any increased costs associated with reduced economies of scale or developing your own administrative functions that Marshall & Ilsley will provide for only a limited period of time, any financial commitments you will have to Marshall & Ilsley in connection with the holding company merger and spin-off, etc.; and

•

any anticipated changes in your business strategies, performance outlook, etc., that will result from Warburg Pincus’ investment in your company and appointment of three members of your company’s board of directors.

These are merely examples. Your MD&A should focus not only on your historical financial condition, results of operations, liquidity, and capital resources, but should also analyze any known trends that are reasonably likely to have a material impact on your operations in the future.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 284, 299 and 301. The Companies have reviewed the referenced Interpretive Release No. 33-8350 and believe that the section of the Proxy Statement/Prospectus—Information Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Metavante” complies with the release.

Non-GAAP Financial Measures, page 276

52.	We note that you use EBITDA and EBITDA Margin as key measurements of Metavante’s core operating profitability. Also, EBITDA is a financial covenant of the new revolving credit facility. Please expand your disclosure to disclose the following:

•	the manner in which management uses EBITDA and EBITDA Margin to conduct or evaluate the business;

•	the economic substance behind management’s decision to use such measures;

•	the material limitations associated with the use of EBITDA as compared to the use of the most directly comparable GAAP measure, net income (loss);

•	the manner in which management compensates for these limitations when using EBITDA; and

•	compare the EBITDA you disclosed with the required EBITDA metric under the financial covenant, if calculated in a different manner from the amount you disclose as EBITDA.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 286. With respect to the last bullet point of the Staff’s comment, the Companies refer the Staff to the

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Companies’ response to comment 54. Because the financial covenants to be contained in the credit facility have not yet been determined, the Companies cannot describe such covenants in the Proxy Statement/Prospectus—Information Statement.

Comparison of the Three Months Ended March 31, 2007 and 2006, page 280

53.	Please discuss your changes in other non-operating income (expense).

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 290.

Liquidity and Capital Resources, page 285

Post Transaction Liquidity, page 287

54.	We note your summary of covenants that will limit or restrict your ability to take certain actions and incur additional indebtedness. Please note the Commission’s statement that if “covenants limit, or are reasonably likely to limit, a company’s ability to undertake financing to a material extent, the company is required to discuss the covenants in question and the consequences of the limitation to the company’s financial condition and operating performance.” See Section IV.C of Release No. 33-8350. As appropriate, revise to quantify the limitations recited on pages 288 through 289, as well as to quantify the net debt to consolidated EBITDA financial covenant. Clarify the scope of each of the limitations and disclose how net debt to consolidated EBITDA is calculated. Also provide an expanded description of the limitations on your ability to make acquisitions and investments and discuss how they will impact your ability to pursue your strategy of engaging in acquisitions.

RESPONSE: The Companies supplementally inform the Staff that the final form of the credit facility and the terms of the financial covenants to be included therein have not yet been established and that the precise terms of the financial covenants cannot be reflected in the Proxy Statement/Prospectus – Information Statement. If such covenants are finalized prior to effectiveness of the Registration Statement, the Proxy Statement/Prospectus – Information Statement will be revised accordingly. New Metavante expects to file the credit facility on a Form 8-K when it is entered into. The Form 8-K will contain a description of the material terms of the credit facility, including the relevant financial covenants. The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to clarify that the restrictions contained in the credit facility are not expected to negatively impact New Metavante’s ability to pursue its current acquisition strategy. See page 299.

55.	Expand to discuss the consequences of default under the credit facility.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 299.

July 17, 2007

56.	We note Metavante’s belief that cash flow from operations will be sufficient to meet its needs, obligations and commitments in 2007 and 2008. Clarify whether this belief also takes into account Metavante’s payment of the various expenses related to the transactions and the distribution of Metavante’s excess cash to New Marshall & Ilsley. Please also provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 301.

Contractual Obligations, Page 289

57.	Since your capital structure and long-term debt obligations will change significantly as a result of the pending transactions, please include a pro forma table of contractual obligations accounting for the debt to be incurred in connection with the pending transactions. Please note that debt presented should include your best estimate of interest expense payable for each year presented, and the calculation of this pro forma interest should be explained in a footnote to the table.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 300.

Management of New Metavante, page 303

Directors of New Metavante, page 307

58.	Please tell us when you expect to disclose each of your future board member’s identities and, as applicable, when you expect to file their consents to be named as members of the board of directors of New Metavante.

RESPONSE: The Companies supplementally inform the Staff that they intend to disclose the identity of future board members of New Metavante when such persons are selected. Such selection is expected to occur prior to consummation of the transactions. The Companies expect to file such person’s consents to be named as members of the board of New Metavante with respect to each such person that is identified as a future member of the board of New Metavante prior to the effectiveness of the registration statement. The Companies have revised the Proxy Statement/Prospectus—Information Statement to reflect the identification of an additional future board member of New Metavante (such person’s consent to be named as a member of the board of New Metavante is filed as Exhibit 99.9 of the Form S-4). See page 319.

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Compensation of Executive Officers of New Metavante, page 314

Compensation Discussion and Analysis of New Metavante, page 314

Administration and Process, page 314

59.	We note the compensation committee’s engagement of Hewitt Associates in 2006, and your statement that after the completion of the transactions, New Metavante expects to utilize one or more executive compensation consultants. Clarify whether the engagement of Hewitt Associates will continue following the closing of the transactions. Pursuant to Item 407(e)(3)(iii), provide more detail as to the input and the instructions or directions given to Hewitt Associates with respect to the performance of its duties under the engagement. Furthermore, when discussing each element of executive compensation, describe the specific information (if any) obtained from Hewitt Associates that the committee used to calculate each element of compensation.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to clarify the status of the engagement by the Marshall & Ilsley compensation committee of executive compensation consultants, to provide more detail as to the input and the instructions given to Hewitt Associates with respect to the performance of its duties under the engagement and to further describe how information provided by Hewitt Associates is used in determining those elements of compensation. See pages 326 through 331 and particularly pages 326, 327 and 328. The Companies also supplementally inform the Staff that because the peer group annual incentive information provided by Hewitt Associates provides only actual award amounts paid, it is not a significant factor in the Marshall & Ilsley compensation committee’s determination of annual incentive targets.

60.	Identify the “peer group companies” discussed in the 2006 Hewitt Associates report, and clarify whether the salaries of your named executive officers were benchmarked to salaries of executive officers at the peer group companies.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to identify the peer group companies discussed in the 2006 Hewitt Associates report, to clarify that because there were no positions in the peer group companies directly comparable to Mr. Martire’s position, the compensation committee reviewed for comparison purposes the base salaries of heads of sectors in those companies, but did not directly benchmark Mr. Martire’s salary to those salaries and to add disclosure relating to the market data that was reviewed by Mr. Martire in making recommendations with respect to the other named executive officers. See pages 327 through 329.

61.

Define the terms “total shareholder return, “return on tangible equity,” and “return on assets,” and clarify whether these metrics were used to calculate the amounts awarded to each of your named executive officers. Discuss how these metrics were factored into the committee’s calculation of the amounts awarded to each of the named executive officers,

July 17, 2007

and provide an example of how each metric was calculated from your audited financial statements. See General Instruction 5 to Item 402(b) of Regulation S-K.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to provide definitions of “total shareholder return,” “return on tangible equity” and “return on assets.” See page 326.

In addition, the Companies note that General Instruction 5 to Item 402(b) of Regulation S-K refers to “target levels,” presumably in the context of performance-based compensation targets. Marshall & Ilsley’s compensation committee used these measures not for purposes of establishing target performance levels in the context of calculating performance-based compensation, but to provide a context for the compensation committee of the performance of Marshall & Ilsley relative to the performance of the peer group companies as it reviews and makes determinations regarding executive compensation levels.

Elements of Executive Compensation, page 315

62.	When discussing each element of your named executive officers’ compensation, please provide a more detailed analysis of how the company determined the amount of each element to pay to the named executive officers in 2006. See Regulation S-K Item 402(b)(1)(v). For example:

•

disclose, in greater detail, how Marshall & Ilsley’s compensation committee evaluated and utilized both “salaries paid in the marketplace to executives with similar responsibilities” and “the executive’s unique role, job performance and other circumstances” to arrive at the base salary awarded to each of Metavante’s named executive officers, and to discuss how the market data and other information reviewed by the committee members impacted the committee’s decision to increase base salaries in 2006;

•

clarify how the compensation committee used target performance measures, such as net income and revenue, to calculate the 2006 awards under the Metavante Corporation Management Incentive plan, as well as the “targeted performance levels” that the CEO of Metavante used to calculate and award annual incentive compensation to the other named executive officers of Metavante; and

•

provide a more detailed discussion of how the committee arrived at the amounts awarded to the named executive officers in the form of long-term compensation (including awards of restricted shares, long-term incentive units, stock options, and cash payments under each of the non-equity incentive plans).

These are merely examples. You should revise your Compensation Discussion and Analysis to not only explain the elements of executive officer compensation, but to also analyze how those elements are calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation.

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RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include additional disclosure regarding the determination of each element of pay for the named executive officers. See pages 328 through 334.

Among other things, the Companies have added: disclosure describing, in greater detail, how Marshall & Ilsley’s compensation committee evaluated the two factors to arrive at the base salary awarded to Mr. Martire, and how Mr. Martire evaluated these factors in arriving at the base salary recommendations for the other Metavante named executive officers; disclosure describing in further detail how the compensation committee used net income and net revenue to calculate the 2006 awards under the Metavante Corporation Management Incentive Plan; disclosure describing in further detail the “targeted performance levels” that the chief executive officer of Metavante used to calculate and award annual incentive compensation to the other named executive officers of Metavante; disclosure providing a more detailed discussion of how the compensation committee arrived at the amounts awarded to the named executive officers in the form of long-term compensation; and disclosure describing how Mr. Martire arrived at amounts awarded to other Metavante named executive officers in the form of long-term compensation.

63.	For all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the performance results for each element support the compensation.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to add disclosure for New Metavante’s performance-based compensation clarifying the achievement of targets and performance levels by each named executive officer and how the performance results for each element supports the compensation. See pages 329 through 333.

64.	Disclose the calculations the committee performed when using its discretion to adjust performance results by increasing earnings per share, reversing the dilutive impact of two acquisitions, increasing reported earnings per share to reflect changes associated with stock option expense and derivative accounting, and decreasing reported earnings to adjust for the carryover effect of an adjustment in connection with debt refinancing. Quantify each of the adjustments and disclose the net impact of the adjustments on the amounts awarded to each of your named executive officers.

RESPONSE: The Companies supplementally inform the Staff that the Marshall & Ilsley compensation committee approved a list of adjustments to earnings per share, pursuant to pre-established criteria, at the beginning of the performance cycle. The compensation committee retains negative discretion to reduce awards where deemed appropriate under the plan, and may use positive discretion to adjust award amounts in circumstances in which the approved adjustments are not applicable. The compensation committee did not use positive discretion to adjust any awards in 2006. The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to reflect the foregoing clarification. See page 328.

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65.	Revise the first paragraph on page 319 to disclose the specific elements of the company’s performance that may be considered to determine the availability of awards in the form of stock options. Similarly revise the first full paragraph on page 320 to disclose the factor “more directly tied to shareholder value” that will replace the net income factor set forth in the long-term incentive plan. It appears that at least some consideration has been given to these elements of New Metavante’s future compensation program given the emphasis the M&I board placed on better aligning employee incentive awards as a reason for recommending the separation.

RESPONSE: The Companies supplementally inform the Staff that in connection with the completion of the transactions, the board of directors of New Metavante will appoint a compensation committee to discharge the board’s responsibilities relating to the compensation of New Metavante’s executive officers. The compensation committee will be responsible for, among others things, reviewing performance criteria used in establishing appropriate compensation, retention, incentive compensation, severance and benefit policies and programs applicable to the executive officers of New Metavante. At this time, it is not known what specific criteria the compensation committee will use to determine the availability of equity awards or what factor will replace the net income factor set forth in the long-term incentive plan. The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to clarify the foregoing items. See pages 333 and 334.

Annual Incentive Compensation, Page 317

66.	Quantify the specific target levels for each of the performance criteria you discuss in this subsection. See Regulation S-K Item 402(b)(2)(v). If you do not disclose this information, provide us in your response letter with an analysis as to how the information should be afforded confidential treatment because it causes you competitive harm. See Instruction 4 to Regulation S-K Item 402(b). Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it will be for the executive or how likely it will be for you to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Regulation S-K Item 402(b).

Similarly address the undisclosed company performance target and threshold levels in your discussion of the long-term compensation and incentives on pages 317 through 320, as well as the specific target levels for “total shareholder return,” “return on tangible equity,” and “return on assets” (to the extent those metrics were used to calculate the amounts awarded under each of your incentive plans).

In response to the Staff’s comment, the Companies supplementally inform the Staff that the specific target levels for the performance criteria discussed under “Compensation Discussion and Analysis of New Metavante—Elements of Executive Compensation” include confidential commercial and financial information the disclosure of which would result in competitive harm to New Metavante and Metavante. The Companies note that Metavante operates in a highly competitive business environment. As disclosed in the Proxy Statement/Prospectus—Information Statement, the performance criteria used to

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determine the performance-based compensation of Metavante’s named executive officers included comparisons of Metavante’s earnings and revenues to plan, achievement of sales goals, cross-selling of Metavante’s products to existing customers, comparisons of Metavante’s expenses to plan, acquisition-related metrics, customer satisfaction measures and other individual goals. Disclosure of the target levels of performance criteria would expose New Metavante and Metavante to substantial harm from competitors in a variety of ways. By gaining knowledge of Metavante’s goals with respect to sales, profits, expenses, product expansion, acquisitions and other areas, competitors will be able to use this information to make strategic decisions about how best to compete with Metavante. In particular, competitors could use such information to strategically underbid Metavante’s pricing on certain customer accounts, to focus resources on customers or products targeted by Metavante for expansion and to compete with Metavante for acquisition opportunities. In addition, because the market for employees in Metavante’s business is highly competitive, the use of this information by Metavante’s competitors to offer competing employment packages to employees of New Metavante and Metavante would place New Metavante and Metavante at a significant competitive disadvantage and the loss of key employees would substantially harm New Metavante and Metavante. In accordance with Instruction 4 to Item 402(b) of Regulation S-K, the discussion of “Annual Incentive Compensation” and “Other Metavante Long-Term Incentive Awards” includes a discussion of how difficult it will be for the executive to achieve the performance target. See pages 330 and 333.

Metavante Corporation Financial Statements

Condensed Consolidated Balance Sheets, page F-89 and F-100

67.	Please revise your “long-term debt and capital lease obligations” line item to clearly indicate that the long-term debt is due to a related party.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages F-89 and F-100.

Consolidated Statements of Income, pages F-90 and F-101

68.	Please separately present revenues from products and services under Rule 5-03(1) of Regulation S-X or tell us why it is not required.

RESPONSE: The Companies note that Rule 5-03 (b) of Regulation S-X states, “If income is derived from more than one of the subcaptions described under Rule 5-03.1, each class which is not more than 10% of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under Rule 5-03.2 shall be combined in the same manner.” The Companies supplementally inform the staff that revenues from products were less than 10% of total revenue as disclosed in footnote 2 on page F-104 of the Proxy Statement/Prospectus—Information Statement. For example, revenues from products were 6.7%, 5.3% and 3.6% for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, revenues from products were 6.5% and 7.1% for the three months ended March 31, 2007 and 2006,

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respectively. Therefore, revenues from products were combined with revenue from services.

Condensed Consolidated statements of Cash Flows, pages F-91 and F-103

69.	Please separately present your provision for doubtful accounts as a reconciling adjustment.

RESPONSE: The Companies note that the provision for doubtful accounts was $360,003, $78,805 and $0 in 2006, 2005 and 2004, respectively. In addition, the amounts were $40,046 and $26,087, respectively, for the three months ended March 31, 2007 and 2006. As those amounts are immaterial to the financial statements, a separate reconciling item for the provision for doubtful accounts is not presented in the consolidated statement of cash flows.

To clarify this item, the Companies have revised Schedule II — Valuation and Qualifying Accounts. The heading on the second column has been changed to “Charged to Revenue.” The amounts relate to items such as invoice errors, contractual questions, service delivery items or other issues that affect revenue. See page II-3.

70.	Please tell us why it is appropriate to present the payments held for third party remittance as a financing cash flow and the EFD processing receivables as an operating cash flow.

RESPONSE: The Companies supplementally inform the Staff that payments held for third party remittance and the EFD processing receivable are originated from separate processing operations.

The balance in payments held for third party remittance arises from Metavante’s bill payment business. A customer will enter a transaction into the bill payment system. In certain instances, Metavante collects the funds from a customer and issues a paper check to the appropriate payee, which creates positive float. Metavante holds the customer’s funds until the paper check clears. This results in funds being held in a Metavante checking account which are classified as restricted funds on the balance sheet. The payments held for third party remittance is the liability associated with the amount owed to various payees until the paper check clears.

For the statement of cash flows, the Companies note paragraph 18 of SFAS 95 states, “Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.”

Paragraphs 19 and 20 of SFAS 95 also state financing cash inflows and outflows result in the issuance of debt and the repayment of debt. Metavante’s arrangement is analogous to issuing short-term debt and investing the proceeds received. Metavante is essentially borrowing funds from its customers, investing the borrowed funds, earning a return on

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those investments, and settling the “debt” through the payment of customers’ bills. If the change in liability was recorded within operating cash flows, it would artificially inflate cash flows from operations. Given this analogy, Metavante believes that it is appropriate to present the cash flows related to the change in payments held for third party remittance in financing.

The EFD processing receivable arises from Metavante’s debit card processing. Metavante assists in the settlement of funds between the other parties and the financial institutions that utilize Metavante for debit card processing. In certain instances, Metavante transfers funds to another party before receiving funds from an entity such as the bank for which Metavante processes. For example, assume a consumer uses a debit card at a store. Also assume the processor for the debit card is Metavante. Funds must get from the consumer’s account to the store. The other party informs Metavante that funds are needed. Metavante transfers funds to the other party and must receive funds from the financial institution that holds the consumer account. In certain instances, Metavante transfers funds to the other party (which eventually get to the store) before Metavante receives funds from the financial institution (which eventually come from the consumer’s account). The funds are generally received the next day. Metavante is effectively funding one day of float using its operating funds. This creates the EFD processing receivable.

As opposed to the bill payment processing above, Metavante does not receive funds up front from customers related to this activity. Metavante’s cash and cash equivalents balance is reduced by the EFD processing receivable. This arrangement is analogous to trade accounts receivable where Metavante must collect the outstanding balance. Given the analogy to trade accounts receivable as described above, Metavante believes it is appropriate to present the cash flows related to the change in the EFD processing receivable in operating cash flows.

Note 1. Equity Investment, page F-92

71.	We note your disclosure that the accounting for the recognition of the gain or loss is “at the option of Metavante.” Although you may select the method of accounting, recognizing the gain or loss in the income statement is limited based on Questions 1 and 2 of SAB 51. Please revise your disclosures accordingly.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page F-92. The Companies supplementally inform the Staff that the offering by Firstsource was not part of a broader corporate reorganization planned by Firstsource and that Firstsource is not a newly formed non-operating entity, development stage company or an entity whose ability to continue in existence is in question.

July 17, 2007

Note 3. Business Combinations, pages F-93, F-110 and F-111

72.	We note your reference to appraisals and valuations. Please explain the method and assumptions used by management to determine the valuation of the assets acquired and liabilities assumed in the business combination.

RESPONSE: The Companies supplementally inform the Staff that Metavante records assets and liabilities at fair value in a business combination. As noted in Metavante’s disclosures, this includes the use of appraisals. As part of management’s process, Metavante uses a nationally recognized appraisal firm to perform an analysis on the fair value of significant assets. These assets are primarily software and customer relationships. The most recent appraisal completed was for the VICOR acquisition. The discussion below uses that appraisal as an example for Metavante’s methods and assumptions for valuing the software and customer relationship assets as these methods of determining fair value are consistent with the majority of Metavante’s other acquisitions.

The in-house developed software of VICOR was valued using an income approach based on future cash flows attributable to the software. The future net cash flows attributable to the software were discounted using a rate based on the required rate of return for an asset of this nature. Metavante utilized the expertise of the appraisal firm to assist in our determination of the appropriate discount rate. The assumptions used in the valuation include revenue attributable to software, operating margins, taxes, and contributory asset charges. The majority of these assumptions are taken from the business case that was used in evaluating the acquisition. The valuation also included the present value of the tax benefit from the deductible tax amortization.

The customer relationships of VICOR were also valued using an income approach based on future cash flows attributable to the customer relationships existing at acquisition date. The future net cash flows attributable to the software were discounted using a rate based on the required rate of return for an asset of this nature. Metavante utilized the expertise of the appraisal firm to assist in our determination of the appropriate discount rate. The assumptions used in this valuation include projected revenue, revenue growth rates for existing customers, customer attrition rates, operating margins, taxes, and contributory asset charges. The majority of these assumptions are taken from the business case that was used in evaluating the acquisition. The valuation included the present value of the tax benefit of the deductible tax amortization.

Note 2. Revenue Recognition, page F-104

73.	Please disclose the applicability of EITF 00-21 to your revenue recognition. We note your disclosure on page 292.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page F-104.

July 17, 2007

Note 2. Software Revenue, page F-105

74.	Please revise your disclosures to clarify why it is appropriate to recognize the installation of the software based on the percentage of completion method.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page F-105. The Companies supplementally inform the Staff that the revenue recognized using the percentage of completion method was less than 1% of Metavante’s total revenue.

75.	We note that you recognize revenue associated with the conversion of your clients’ processing systems to your processing system over the related term of the processing contract. Please tell us why your accounting for the conversion revenues is appropriate. Include in your response references to the appropriate accounting literature.

RESPONSE: The Companies supplementally inform the Staff that Metavante provides conversion services as part of contracts that include other services or products such as data processing. Metavante follows the guidance of Emerging Issues Task Force Issue 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables” in determining the units of accounting within the contract. Paragraph 9 of EITF 00-21 states “In an arrangement with delivered items, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a.	The delivered item has value to the customer on a standalone basis.

b.	There is objective and reliable evidence of the fair value of the undelivered item.

c.	If there is a right of return delivery or performance of the items is considered probable and substantially in control of the vendor.”

Metavante believes conversion services do not meet the criteria in paragraph 9(a) to be considered a separate unit of accounting. Specifically, conversion services do not have value to a customer on a standalone basis. The services must be provided by Metavante and could not be purchased from another vendor or resold by the customer on a standalone basis as other vendors are not allowed access to Metavante’s systems. In addition, the conversion of a customer’s data onto the Metavante system is required to perform future data processing. There is no value to the customer for conversion services unless it is accompanied by subsequent data processing services. Since all of the criteria in paragraph 9 must be met, the conversion services are not considered a separate unit of accounting.

Paragraph 10 of EITF 00-21 states, “The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a single unit of accounting.” Conversion services occur prior to Metavante beginning the processing of

July 17, 2007

information. Therefore, the conversion service is a delivered item. Since the conversion services (a delivered item) do not meet the separate unit of accounting criteria, the conversion services should be combined with the data processing service (an undelivered item) for the appropriate unit of accounting.

Account processing and related revenues are recognized as the services are performed. Therefore, the single unit of accounting is recognized as the services are performed. This occurs as processing services are provided over the term of the processing contract which is generally five years. Therefore, the conversion revenues are recorded over the period of the related processing contract.

Note 2. Hardware Revenue, page F-105

76.	Please disclose and tell us in more detail why it is appropriate to account the revenues for your drop-ship products on a gross basis under EITF 99-19.

RESPONSE: The Companies supplementally inform the Staff that Metavante has reviewed the factors in Emerging Issues Task Force Issue 99-19 (“EITF 99-19”), “Reporting Revenue Gross as a Principal versus Net as an Agent” in evaluating whether Metavante should recognize revenue gross on the amount billed, or net on the amount retained after paying suppliers. The factors are noted in paragraphs 7 – 17 of EITF 99-19. These factors and Metavante’s related analysis of the factors surrounding hardware drop-shipped to customers are outlined below.

Indicators of Gross Revenue Reporting

The company is the primary obligor in the arrangement	Metavante is the primary obligor in the arrangement. The contract is between Metavante and the customer and the customer interacts with Metavante, not the equipment supplier. This indicates gross revenue reporting.

The company has general inventory risk	Metavante orders the equipment from the supplier when the customer contracts for the items so an equipment inventory is not maintained. However, Metavante bears the risk if the customer returns the equipment which means that Metavante does have the back-end inventory risk. This indicates either gross or net revenue reporting.

The company has latitude in establishing price	Metavante sets the price of equipment to be charged to customers. This indicates gross revenue reporting.

The company changes the product or performs part of the service	Metavante installs software on the equipment thereby performing part of the service related to the equipment. This indicates gross revenue reporting.

July 17, 2007

The company has discretion in supplier selection	Metavante has discretion when choosing the vendor to supply equipment. This indicates gross revenue reporting.

The company is involved in the determination of product or service specifications	Metavante has detailed involvement in the product selection as they know the product specification needed for the hardware to run properly with Metavante’s other products and services to be provided. This indicates gross revenue recognition.

The company has physical loss inventory risk	Metavante does not have physical loss inventory risk, this risk is with the supplier. This indicates net revenue reporting.

The company has credit risk	Metavante assumes credit risk for amounts invoiced to customers for equipment. This indicates gross revenue recognition.

Indicators of Net Revenue Reporting

The supplier is the primary obligor in the arrangement	Metavante is the primary obligor, not the supplier. This indicates gross revenue reporting.

The amount the company earns is fixed	Metavante sets the price of equipment to be charged to customers and the margin varies between customers. This indicates gross revenue reporting.

The supplier has credit risk	Metavante assumes credit risk for amounts invoiced to customers for equipment, not the supplier. This indicates gross revenue reporting.

Paragraph 6 of EITF 99-19 states, “The Task Force reached a consensus that whether a company should recognize revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee is a matter of judgment that depends on the relevant facts and circumstances and that the factors or indicators set forth below should be considered in that evaluation. The Task Force reached a consensus that none of the indicators should be considered presumptive or determinative; however, the relative strength of each indicator should be considered.”

After reviewing the factors, Metavante concluded that gross revenue reporting is appropriate for its drop-ship hardware sales. This conclusion was based on the fact that

July 17, 2007

most of the above factors indicate gross revenue reporting and that the most weight was attached to the factor that Metavante is the primary obligor in the arrangement.

Note 8. Goodwill and Other Intangibles, page F-117

77.	We note the average amortization period for the customer lists is 15.07 years. Per pages F-93 and F-110-113, we also note that you disclose the amortization periods from 7 years to 20 years. Please tell us the factors you considered in determining that the amortization period assigned to each customer list is appropriate under paragraph 11 of SFAS 142. It is unclear to us why your customer lists have such long-term lives.

RESPONSE: The Companies supplementally inform the Staff that Metavante considers a number of factors in determining the amortization period for customer relationship assets. Specifically, the criteria with paragraph 11 of SFAS 142 that are applicable to Metavante’s customer relationship asset are:

a.	The expected use of the asset by the entity—Metavante receives the revenue and income streams from existing customers in acquisitions. A large amount of the revenue is recurring in nature primarily related to data processing services or software maintenance. This provides a stable cash flow stream over a long period of time.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate—Historically, the customer relationship acquired by Metavante relates to financial institutions and, in some instances, large financial institutions. This customer base is relatively stable as financial institutions cannot simply make changes in their processing environment.

c.	Any legal, regulatory or contractual provisions that may limit the useful life—Metavante’s acquisitions normally have multi-year processing contracts. This results in long-term relationship with the acquired customer.

d.	Any legal, regulatory or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)—Metavante’s analyzes the retention rates of its acquisitions during due diligence. Historically, the acquisitions have had very strong customer retention rates.

e.	The effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment and expected changes in distribution channels)—There is a significant cost and high risk to a deconversion within the processing industry. Therefore, Metavante’s customers are not inclined to switch to a different provider.

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in

July 17, 2007

relation to the carrying amount of the asset may suggest a very limited useful life).—Not applicable to a customer relationship intangible asset.

These factors are considered in each acquisition as Metavante determines the amortization period for each acquisition on a case-by-case basis.

Regarding the Staff’s question as to why Metavante’s customer relationship assets have such long-term lives, the Companies note the life on the NYCE customer relationship asset. At December 31, 2006, the NYCE customer relationship asset was 49.5% of the total Metavante customer relationship asset. The NYCE customer relationship asset was assigned a useful life of 20 years.

The SEC has indicated that the most reliable indication of life expectancy of a subscriber base or similar customer group is the historical life experience of similar customer accounts. The actuarial-based retirement rate method is the method generally accepted in the appraisal profession to estimate life expectancy.

Metavante had a nationally recognized appraisal firm perform an actuarial-based retirement rate method to estimate the life expectancy. This analysis was based on the information of the top 100 customers in terms of revenues, which reflected about 45% of total revenues, and which provided the basis for the age distribution of all the customers. Terminations of customers for the 2003 and 2004 years were also used in the analysis. This study concluded that a 20 year curve best reflected the actuarial life expectancy of the customer relationships.

NYCE has experienced long tenures with their customers. Generally, there are high customer switching costs and high barriers to entry in the electronic funds network environment. Additionally, NYCE has experienced high transaction approval rates which have contributed to the long customer tenure. The pertinent factors regarding the NYCE customer relationships include the following information:

1.	At the time of the acquisition NYCE had 2,150 customer contracts for services. The initial contract length is five years with three automatic three year renewals. In addition, many customers will remain with NYCE beyond the initial contract.

2.	There are substantial disincentives for a customer to cancel their agreement with NYCE. The customer would incur the significant costs to notify all consumers, change the signage on all of their ATM machines and re-issue cards to all their consumers. Additionally, the customer would have to re-program their interfaces, undergo a lengthy certification process with the new network and train all personnel in the systems and reports used in conjunction with the new network. The switching costs are a major impediment to change.

3.

NYCE has a history of retaining customers for multiple contract renewal periods. NYCE has a high transaction approval rate, meaning that when a consumer uses the card the transaction is approved. Customers tend to stay with NYCE when transactions attempted by their consumers are overwhelmingly approved. This high approval rate is due in part to NYCE’s system availability and stability. The

July 17, 2007

transaction approval rate of NYCE is believed to be approximately 6% higher than the competition.

4.	The electronic funds network environment has completed a consolidation of network providers, leading to a mature and stable competitive environment. Four large national networks, including NYCE, enjoy significant customer loyalty and have the scale to offer a wide variety of service offerings to their customers. The cost of entry to new banking networks is high. The cost of the initial development work, security requirements and networking to the numerous endpoints creates a barrier to entry.

5.	The strength of the customer relationships is based on the level of service provided and not on the underlying technology. The technology of the network, both hardware and software, is commercially available and is used by all competing networks. The level of maintenance expenditure required to maintain the network is relatively low.

6.	As a final data point, for information only, the customer relationship amortization periods used by competitor network companies were determined by review of their financial statement disclosures:

a.	PULSE Network using 19 year estimated useful life on customer relationships.

b.	STAR Network using 9 to 15 year estimated useful life on customer relationships.

The Companies note this data as an indication that customers do not switch providers often based on the useful lives estimated by competitors of Metavante.

Therefore, based on the independent actuarial life analysis prepared and the analysis of the factors of SFAS 142 described above, Metavante believes the amortization period for the customer relationship intangible asset of NYCE is twenty years. The combination of the twenty year life for NYCE and Metavante’s analysis of the paragraph 11 factors which tend toward a longer useful life result in the average useful life of 15.07 years.

Exhibits

78.	Please file each Item 601(b)(10) agreement in its entirety to include any omitted schedules or exhibits. For example, we note that Metavante Holding Company omitted Exhibit A to the Employee Matters Agreement.

RESPONSE: The Companies have revised the Form S-4 in response to the Staff’s comment to include the exhibits to each Item 601(b)(10) agreement.

79.	File each of the agreements summarized on pages 124 through 127 of your document, or alternatively, advise us why you are not required to file each agreement under Item 601 of Regulation S-K.

July 17, 2007

RESPONSE: The Companies supplementally inform the Staff that the FIG marketing agreement, the administrative services agreement, the trust services agreement, the subcontractor agreement, the bankcard network sponsor agreement, the merchant processing agreement and the office lease referred to in the Proxy Statement/Prospectus — Information Statement under the heading “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution” are individually and in the aggregate not material to New Metavante and Metavante. The technology outsourcing agreement and the treasury management services agreement referred to in the Proxy Statement/Prospectus — Information Statement under the heading “Additional Agreements Relating to the New Marshall & Ilsley Share Distribution” are contracts such as ordinarily accompany Metavante’s business and are therefore contracts made in the ordinary course of business and need not be filed. In addition, the treasury management services agreement is not material to Metavante or New Metavante. The Companies note that Marshall & Ilsley is the sole shareholder of Metavante and New Metavante and that Marshall & Ilsley is a party to the technology outsourcing agreement; however, because Marshall & Ilsley will no longer be a shareholder of Metavante or New Metavante after the consummation of the transactions, the technology outsourcing agreement should not be required to be filed as a material contact of New Metavante.

80.	When available, file the employment agreements governing employment with New Metavante as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Companies supplementally inform the Staff that the employment agreements to be entered into by executive officers of New Metavante will be filed as exhibits to the Form S-4, if entered into prior to effectiveness of the registration statement, or on a Form 8-K, if entered into after such effectiveness.

81.	For those agreements filed as exhibits pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish a copy of any omitted schedule to the Commission upon request.

RESPONSE: The Companies have filed the information requested by the Staff as Exhibit 2.3 and Exhibit 2.4 to the Form S-4.

Form 10

82.	Please revise the disclosure in New M&I’s Form 10 to reflect your responses to comments we have raised on the Form S-4, as applicable.

RESPONSE: The Companies have filed Amendment No. 1 to the Form 10 to reflect their responses to the Staff’s comments on the Form S-4, as applicable.

* * * * *

If you have any questions regarding the foregoing, please contact Ryan Stahl at (312) 853-7487 or the undersigned at (312) 853-4161.

July 17, 2007

Very truly yours,

Pran Jha

cc:	Randall J. Erickson
Donald W. Layden, Jr.
Andrew R. Brownstein
Igor Kirman

Annex A

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THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

MARSHALL & ILSLEY CORPORATION

The undersigned appoints Mark F. Furlong and Randall J. Erickson, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of Marshall & Ilsley Corporation held of record by the undersigned at the close of business on                     , 2007 at the Special Meeting of Shareholders of Marshall & Ilsley Corporation to be held on                     , 2007 or at any adjournment thereof.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” EACH PROPOSAL.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

No proxy voted against the proposal to approve and adopt the investment agreement and the transactions contemplated by the investment agreement will be voted in favor of any proposal to adjourn or postpone the special meeting for the purpose of soliciting additional proxies, unless specifically so designated on the proxy.

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